SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                             POWER TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   989447-10-7
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                                 (CUSIP Number)

  Stephen A. Zrenda, Jr., Stephen A. Zrenda, Jr., P.C., 5700 N.W. 132nd Street,
               Oklahoma City, Oklahoma 71342-4430; (405) 721-7300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index on Page 5

                                  SCHEDULE 13D

                              CUSIP NO. 989447-10-7

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lee A. Balak             N/A
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

     Not Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e): [_]

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6.   Citizenship or Place of Organization

     Canada
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               7.   Sole Voting Power

  NUMBER OF         23,657,483
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
OWNED BY
   EACH             0
 REPORTING     -----------------------------------------------------------------
  PERSON       9.   Sole Dispositive Power
   WITH
                    23,657,483
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     23,657,483
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

     Excludes a warrant to purchase 500,000 shares of Common Stock
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13.  Percent of Class Represented by Amount in Row (11)

     17.46%
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14.  Type of Reporting Person (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER

      This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Power Technology, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 109 N. Post Oak Lane, Suite 422, Houston, Texas 77024. This Schedule 13D/A amends the Schedule 13D of Mr. Balak filed on May 25, 2004.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement relates to cancellation of 4,000,000 shares of the Issuer that were previously owned by Mr. Lee A. Balak . His principal occupation is that of consultant. His business address is 15 Ocean View Road, Lions Bay, B.C. V0N 2E0, Canada.

      Mr. Balak, has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Balak is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Balak originally acquired 3,500,000 shares of the Common Stock, $.001 par value ("Common Stock") in regard to the reorganization of the Issuer in January 1998. The purchase was made from the personal funds of Balak, without loans or other financing arrangements.

      Mr. Balak acquired 1,038,000 shares of restricted Common Stock of the Corporation on December 22, 1999 as repayment of loans Mr. Balak had loaned to the Corporation in the approximate amount of $235,000 plus accrued interest of approximately $23,500, in the total amount of $258,500.

      Mr. Balak acquired 200,000 shares of restricted Common Stock of the Corporation as a bonus on December 31, 1999.

      Mr. Balak acquired a warrant to purchase 500,000 shares of restricted Common Stock of the Corporation at an exercise price of $.06 per share for services as a director on April 22, 2003. The warrant expires on April 22, 2006.

      Mr. Balak acquired 10,676,570 shares of restricted Common Stock of the Corporation on May 11, 2004 as repayment of loans Mr. Balak had made to the Corporation during 2002 in the amount of $173,000 plus accrued interest of $13,840 for a total of $187,013.

      Mr. Balak acquired 4,037,485 shares of restricted Common Stock of the Corporation on May 11, 2004 as repayment of loans Mr. Balak had made to the Corporation during 2003 in the amount of $65,423 plus accrued interest of $5,233 for a total of $70,656 .

      Mr. Balak acquired 8,571,428 shares of restricted Common Stock of the Corporation on May 25, 2004 as payment for his salary for the fiscal year 2003 in the amount of $150,000..

      Mr. Balak surrendered ownership of 4,000,000 shares of restricted Common Stock of the Corporation on January 10, 2006, pursuant to and as consideration for an agreement by which the Corporation released Mr. Balak of all claims it may have against Balak which are related to any act that Balak did or failed to do in his capacity as an officer or director of the Corporation.

ITEM 4.  PURPOSE OF TRANSACTION

      The purpose of the surrender of the ownership of 4,000,000 shares of Common Stock of the Issuer was consideration for an agreement by which the Issuer released Mr. Balak of all claims it may have against Balak which are related to any act that Balak did or failed to do in his capacity as an officer or director of the Issuer.

      (a) There are no current plans or proposals by Mr. Balak to acquire any additional securities of the Issuer. Mr. Balak intends to sell his common stock of the Issuer from time to time in the open market and in private transactions.

      (b) There are no current plans or proposals regarding an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

      (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

      (d) The authorized number of Board of Directors of the Issuer is five members. There are no present plans to change the total authorized number of directors (5) on the Board of Directors, or to change their term of office. No persons have been proposed or selected to serve as new directors or officers at this time.

      (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

      (f) There are no current plans or proposals to makes material changes in the Issuer's business or corporate structure.

      (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

      (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD electronic bulletin board over-the-counter market.

      (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

      (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, Mr. Balak is the direct beneficial owner of 23,657,483 shares of restricted Common Stock of the Issuer and is the direct beneficial owner of a warrant to purchase 500,000 shares of restricted Common Stock of the Company.

      (b) Balak has the sole power to vote and to dispose of the securities of the Issuer described herein.

      (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Balak during the past 60 days.

      (d) To the best knowledge of Mr. Balak, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned Mr. Balak.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of Mr. Balak's knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned Mr. by Balak.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, he certifies that the information set forth in this statement is true, correct and complete.


January 16, 2006.                         /s/ Lee A. Balak
                                          -----------------------------------
                                          Lee A. Balak